Exhibit 99.2

DarkIris Inc. Announces Closing of Initial Public Offering

Hong Kong, August 11, 2025 (GLOBE NEWSWIRE) -- DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), a comprehensive technology enterprise engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts, today announced the closing of its initial public offering (the “Offering”) of 1,725,000 Class A ordinary shares (which includes full exercise of the underwriters’ over-allotment option) at a public offering price of US$4.00 per Class A ordinary share. The Class A ordinary shares began trading on the Nasdaq Capital Market on August 8, 2025 under the ticker symbol “DKI.”

The Company received aggregate gross proceeds of US$6.90 million from the Offering, before deducting underwriting discounts and other related expenses.

Net proceeds from the Offering will be used for: (i) expansion of the operations team and rewards to existing team members; (ii) product development, and (iii) working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. US Tiger Securities, Inc. acted as the sole book runner for the Offering. Loeb & Loeb LLP acted as the U.S. counsel to the Company, and Robinson & Cole LLP acted as the U.S. counsel to US Tiger Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-288004), as amended, and was declared effective by the SEC on August 7, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from US Tiger Securities, Inc., Attn: 437 Madison Avenue, 27th Floor, New York, NY 10022, or by email at ecm@ustigersecurities.com, or by calling +1 (646)-978-5188. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About DarkIris Inc.

DarkIris Inc. is a comprehensive technology enterprise based in Hong Kong, engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts. The Company conducts its business through its subsidiaries, Quantum Arts Co., Limited and Hongkong Stellar Wisdom Co., Limited. The Company’s activities include game design, programming and graphics, as well as the distribution and operation of mobile games across multiple platforms. DarkIris leverages (i) the innovative, creative and technical expertise of Hong Kong’s gaming industry community, and (ii) the multicultural environment and diverse interests of mobile game players in the regions. The Company’s goal is to create and promote a broader array of engaging, immersive, and captivating mobile game genres for a global audience. The Company is committed to consistently showcasing exceptional strength and unique allure across diverse gaming sectors, leading the way in pioneering advancements within the industry. For more information, please visit the Company’s website: www.darkiris.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com